VIA EDGAR

May 11, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Paul Fischer

Re:	Axcella Health Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-238168

Requested Date:	May 13, 2020
Requested Time:	4:00 p.m. Eastern Standard Time

Dear Mr. Fischer:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC and SVB Leerink LLC, as representatives of the several underwriters, hereby join Axcella Health Inc. in requesting that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to May 13, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Executive Director

SVB LEERINK LLC

By:	/s/ Stuart R. Nayman
Name: Stuart R. Nayman
Title: Managing Director